(A free translation of the original in Portuguese)

NI PARTICIPACOES LTDA.
Appraisal Report of the Net Book Equity as of May 31,
2003


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(A free translation of the original in Portuguese)

Appraisal Report of the Net Book Equity


NI PARTICIPACOES LTDA.

PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the city of Sao Paulo, at Av. Francisco Matarazzo, 1400, 7th to 11th, and 13th to 20th floors, Torre Torino, with a branch in the city of Rio de Janeiro, at Rua da Candelaria, 65, 11th, 14th, and 15th floors, and suites 1302, 1303, and 1304 of Edificio Candelaria Corporate, Downtown, Rio de Janeiro, secondarily registered with the Regional Accounting Council (CRC) of the State of Rio de Janeiro under No. CRC 2SP000160/O-5 "F" RJ, and the National Corporate Taxpayers' Register under No. 61.562.112/0004-73, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of Sao Paulo, SP, on September 17, 1956, and subsequent amendments registered with the 2nd Registry Office of Deeds and Documents of Sao Paulo, SP, the last amendment having been registered in microfilm under No. 72.124, on March 14, 2003, represented by its undersigned partner, Mr. Julio Cesar dos Santos, Brazilian, married, accountant, holder of Identity Card No. 57.537.96-SSP/SP, enrolled with the Individual Taxpayers Register under No. 591.515.108-63 and with the Regional Accounting Council of the State of Rio de Janeiro under No. CRC 1SP137878/O-6 "S" RJ, domiciled in the city of Rio de Janeiro, at Rua da Candelaria, 65, 11th, 14th, and 15th floors, and suites 1302, 1303, and 1304 of Edificio Candelaria Corporate, Downtown, Rio de Janeiro, was appointed as expert by NI PARTICIPACOES LTDA., to proceed with an appraisal of its net book equity as of May 31, 2003, under article 8 of the Corporate Law (Law 6404/1976), to be merged into Braskem S.A. The results of this appraisal work are presented below.

The appraisal of the net book equity mentioned above was made in conjunction with the audit of the balance sheet as of May 31, 2002. This balance sheet was prepared under the responsibility of the Company's management.

We conducted our audit in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and the financial information disclosed and (c) assessing the accounting principles used and significant estimates made by management.

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Based on our work, we conclude that the value of the assets, rights and obligations which form the net book equity of NI PARTICIPACOES LTDA., in accordance with the Company's balance sheet at May 31, 2002, shown in the Attachment, is thirty-nine million, six hundred and fifty-four thousand and eight hundred and sixty-eight reais and seventy-one centavos (R$ 39,654,868.71), and is recorded in the books of account in conformity with accounting principles determined by Brazilian corporate legislation.

In conformity with Brazilian Securities Commission (CVM) Instruction 319 of December 3, 1999, we inform you that:

(a) in accordance with the professional standards established by the Federal Accounting Council through Resolution 821/1997, we are not aware of any conflict of interests, whether direct or indirect, or any other circumstance which otherwise represents a conflict of interests in relation to the service above, and

(b) we are not aware of any action by the majority stockholder or company management intended to influence, restrain, impair or practice any actions which have or might have compromised access to, use of or awareness of information, assets, documents or work methodologies that are material to the quality of this report.



Rio de Janeiro, June 25, 2003



PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ



Julio Cesar dos Santos
Partner
Contador CRC 1SP137878/O-6 "S" RJ

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Attachment to the Appraisal Report of the Net Book Equity
dated June 25, 2003

NI PARTICIPACOES LTDA.

Summarized Balance Sheet at May 31, 2003
In reais
--------------------------------------------------------------------------------


Assets

Current assets                                                                                                  674.41

Permanent assets                                                                                         39,654,194.30
                                                                                               -----------------------

                                                                                                         39,654,868.71
                                                                                               ========================

Liabilities and stockholders' equity

Net book equity:
    Capital                                                                                              39,655,194.00
    Capital reserve                                                                                               0.30
    Accumulated deficit                                                                                        (325.59)
                                                                                               ------------------------

                                                                                                         39,654,868.71
                                                                                               ========================

This attachment is an integral and inseparable part of the Appraisal Report on the Net Book Equity of NI PARTICIPACOES LTDA. issued by PricewaterhouseCoopers Auditores Independentes on June 25, 2003.